Ref.: File No. 82-4025

Globex Mining Enterprises Inc.

(GMX - TSX)

Interim Report - Nine months ended September 30, 2002

146-14th Street
Rouyn-Noranda, Quebec J9X 2J3
Tel.: (819)797-5242 Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

GLOBEX

GLOBEX MINING ENTERPRISES INC.
Interim Report - Nine months ended September 30, 2002

The July 1st to September 30, 2002 period was very busy.

Globex announced a joint venture on September 17th with Kinross Gold Corporation on Globex's Duquesne West gold project northwest of Rouyn-Noranda, Quebec. Kinross has completed its preliminary work program and is at the time of writing, drilling various areas of the property (see press release dated October 31st, 2002).

On September 19th, Globex announced a doubling of the gold resource at its 50% owned Blackcliff property near Malartic, Quebec. Previously unavailable drill data acquired by Globex shows significant additional tonnage with a higher gold grade.

The Quebec government accorded Globex two grants totalling $163,437 to be used to perform deep drilling on Globex's Magusi River - Fabie Bay massive sulphide deposits and the Beauchastel South gold project. This drilling will likely be undertaken either late this year or early next year.

On September 25th, 2002, Globex announced that it had reached an agreement with Azure Resources Corporation regarding Globex's 100% owned Mooseland gold project in Nova Scotia. Azure intends to undertake a surface drill program followed by underground bulk sampling to be facilitated by a new ramp. Implementation of the joint venture has been delayed for a short period while Azure awaits final approval from the BCSC.

On the magnesium-talc front, Globex spent a lot of time in discussion with the Federal government regarding their possible participation in Globex's feasibility study. Subsequent to this reporting period, Globex announced that the Federal government has agreed to contribute 25% of 1st Phase expenditures related to the feasibility study. This amount is in addition to the previously announced 25% Quebec government contribution.

Financial Discussion

Globex's 2002 net loss of $(88,278) was lower than 2001 at $(179,069) mainly due to gain on sale of marketable securities. In the first nine months of 2002, Globex's cashflow requirements were largely met through the sale of securities and the issuance of 127,650 Globex shares. Cash utilized for deferred exploration expenses amounted to $48,223 for the year to date.

Globex is a TSX-listed Canadian exploration company with gold, magnesium and base metal properties in Canada and the USA.

Dated at Rouyn-Noranda, Quebec
November 22, 2002

Jack Stoch
President

Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec
J9X 2J3 Canada

Tel.: 819-797-5242
Fax: 819-797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

	(69,986)	(49,928)	30,680	(324,558)
Financing Activities				

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Loss and Deficit

(expressed in Cdn. dollars) (unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Revenues				
Interest income	$ 2,235	$ 2,037	$ 3,512	$ 7,188
Gain on sale of marketable securities	-	-	206,730	1,400
Other	-	(1,666)	-	20,243
	2,235	371	210,242	28,831
Expenses				
Amortization	2,177	3,215	6,531	6,527
Capital tax	5,270	2,383	7,164	2,383
Exploration expenses and abandoned claims written off	3,260	9,334	91,226	19,487
Office and general	33,376	25,392	83,020	83,064
Professional fees	29,950	34,380	96,080	76,600
Transfer agent fees	2,218	2,331	6,925	6,571
Travel and automotive	3,797	3,493	7,574	13,268
	80,048	80,528	298,520	207,900
Net loss for the period	(77,813)	(80,157)	(88,278)	(179,069)
Deficit - beginning of period	(31,658,474)	(31,516,217)	(31,648,009)	(31,417,305)
Deficit - end of period	$ (31,736,287)	$ (31,596,374)	$ (31,736,287)	$ (31,596,374)
Net loss per share - basic	$ (0.006)	$ (0.006)	$ (0.007)	$ (0.015)
Net loss per share - fully diluted	$ (0.005)	$ (0.005)	$ (0.006)	$ (0.013)

Interim Consolidated Balance Sheets

(expressed in Cdn. dollars) (unaudited)

	As at September 30 2002	As at December 31 2001
Assets		
Current		
Cash	$ 126,198	$ 20,207
Marketable securities	79,312	195,698
Accounts receivable	8,436	250,605
Prepaid expenses	3,324	1,187
	217,270	467,697
Reclamation bonds	204,863	200,545
Capital assets	24,556	31,087
Mining properties and deferred exploration expenses	1,682,532	1,722,161
	$ 2,129,221	$ 2,421,490
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 16,792	$ 260,783
Shareholders' Equity		

GLOBEX MINING ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 (UNAUDITED)

1. Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements. These unaudited